SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004



                                CP SHIPS LIMITED

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                 (Translation of Registrant's Name Into English)

             62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                 Form 40-F    X
                  -----                        ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes          No    X
            -----          ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                                Page 1 of 5 Pages

                        Exhibits Index appears on Page 3

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CP SHIPS LIMITED
                                            ----------------
                                                   (Registrant)

Date:  4 May 2004

                                            By:  /s/ John K. Irving
                                                -----------------------
                                                Name:  John K. Irving
                                                Title:  Vice President, General
                                                        Counsel & Secretary

                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

   10.1     Press Release of CP Ships Limited "CP SHIPS BOARD               4
            APPOINTS RAY MILES AS CHAIRMAN AND
            FRANK HALLIWELL AS CEO", dated 4 May 2004

                                                                  Exhibit 10.1

                             CP SHIPS BOARD APPOINTS
                RAY MILES AS CHAIRMAN AND FRANK HALLIWELL AS CEO

London, UK (4 May 2004) - Following the Annual and Special Meeting of Shareholders today, CP Ships Limited's Board of Directors appointed Ray Miles as Chairman and Frank Halliwell as CEO.

Former Chairman Lord Weir has been appointed lead independent director. Ian Webber continues as CFO.

Shareholders approved a change in the by-laws and the Board agreed to extend for a further year the terms of Lord Weir and John McNeil beyond the normal retirement date for non-executive directors of 70 years.

The CP Ships Board now consists of the Chairman, six independent directors and two executive directors, all of whom have served since the company was first publicly listed in October 2001.

                                     -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 80 ships and 443,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and is in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

Forward Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference


                                    CONTACTS
                                    Investors
                        Jeremy Lee, VP Investor Relations
                           Telephone: + 1 514 934 5254

                                      Media
                  Elizabeth Canna, VP Corporate Communications
              Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                       or
                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660